

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Thomas R. Quinn, Jr.
President and CEO
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, PA 17257

      Re: Orrstown Financial Services, Inc.
         Registration Statement on Form S-4
         Filed March 29, 2024
         File No. 333-278364

Dear Thomas R. Quinn, Jr.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance

cc: Samantha M. Kirby